Exhibit 14.2

GULF UNITED ENERGY, INC.
WHISTLEBLOWER PROTECTIONS POLICY

INTRODUCTION

Gulf United Energy, Inc. (with its controlled subsidiaries, the “Company”) is committed to providing a workplace which is conducive to open discussion of its business practices.  It is Company policy to comply with all applicable laws that protect employees against unlawful discrimination or retaliation by their employer as a result of their lawfully reporting information regarding, or their participating in, investigations involving alleged corporate fraud or other alleged violations by the Company or its agents of federal or state law.  The Board of Directors has adopted this Whistleblower Protections Policy to reflect this policy.

To promote compliance with all applicable laws, rules and regulations, the Board of Directors adopted its Code of Ethics (“Code”) that reiterates the standards of conduct and ethical behavior that we have always expected of our directors, officers and employees (collectively, “Associates” and individually, an “Associate”).  As a supplement to this Code, the Audit committee is hereby adopting this Whistleblower Protectors Policy to comply with rules and regulations promulgated pursuant to the Sarbanes-Oxley Act of 2002.

I.           WHISTLEBLOWER PROTECTIONS POLICY

Federal laws prohibit retaliatory action by public companies against their employees who take certain lawful actions when they suspect wrongdoing on the part of their employer.  In furtherance of the Company’s obligations under federal law, neither the Company nor any of our officers, employees, contractors, subcontractors or agents, may discharge, demote, suspend, threaten, harass, or in any other manner discriminate against an employee because of any lawful act done by the employee to:

(a)
provide information to or otherwise assist in an investigation by a federal regulatory or law enforcement agency, any member of Congress or committee of Congress, or any person with supervisory authority over the employee (or such other person working for the Company who has the authority to investigate, discover or terminate an employee), where such information or investigation relates to any conduct that the employee reasonably believes constitutes a violation of federal mail fraud, wire fraud, bank fraud or securities fraud laws, any SEC rule or regulation, or any other federal law relating to fraud against shareholders; or

(b)	file, testify, participate in, or otherwise assist in a proceeding relating to alleged violations of any of the federal fraud or securities laws described in (a) above.

II.           COMPLIANCE PROCEDURES

A.	Monitoring Compliance and Disciplinary Action

The Company’s management, under the supervision of its Board of Directors or a committee thereof, or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee, shall take reasonable steps from time to time to (i) monitor compliance with the Code, including the establishment of monitoring systems that are reasonably designed to investigate and detect conduct in violation of the Code, and (ii) when appropriate, impose and enforce appropriate disciplinary measures for violations of the Code.

Disciplinary measures for violations of the Code may include, but are not limited to, oral or written reprimands, warnings, counseling, probation or suspension with or without pay, demotions, reductions in salary, termination of employment or service and restitution, disciplinary action, including termination.

Management of the Company shall periodically report to the Board of Directors or a committee thereof on these compliance efforts including, without limitation, periodic reporting of alleged violations of the Code and the actions taken with respect to any such violation.

B.	Reporting Illegal or Unethical Behavior

Associates are required to act proactively by asking questions, seeking guidance and reporting suspected violations of the Code and other policies and procedures of the Company, as well as any violation or suspected violation of applicable law, rule or regulation arising in the conduct of the Company’s business or occurring on the Company’s property.  If any Associate believes that actions have taken place, may be taking place, or may be about to take place that violate or would violate the Code, he or she is obligated to bring the matter to the attention of the Company.  The best starting point for an Associate seeking advice on ethics-related issues or reporting potential violations of the Code will usually be his or her supervisor.  However, if the conduct in question involves his or her supervisor, if the Associate has reported the conduct in question to his or her supervisor and does not believe that he or she has dealt with it properly, or if the Associate does not feel that he or she can discuss the matter with his or her supervisor, the Associate should raise the matter, confidentially, to the Board of Directors.

C.	Procedures for Submitting Concerns about Accounting, Internal Accounting Controls or Auditing Matters

The Company is committed to achieving compliance with all applicable laws and regulations relating to accounting standards and audit practices.  The Company’s Audit Committee is responsible for overseeing treatment of complaints regarding these matters.  In order to facilitate the reporting of accounting and audit related violations by Associates, the Audit Committee has established the following procedures for the confidential, anonymous submission of concerns regarding questionable accounting and auditing matters.  If an Associate is not sure if the matter he or she is concerned about relates to accounting or auditing matters, the Associate should ask his or her supervisor or contact the Board of Directors and report such matter as either an accounting or auditing concern or as an other concern.

If you have, at any time, concerns regarding questionable accounting or auditing matters relating to the Company, immediately notify the Audit Committee in writing at the following address:

Gulf United Energy, Inc.
Attn: Board of Directors – Audit Committee

You can be assured that any information will be treated in a confidential manner, except to the extent necessary (i) to conduct a complete and fair investigation, or (ii) for review of Company operations by the Company’s Board of Directors, its Audit Committee or the Company’s independent public accountants and the Company’s counsel.  However, if you wish to remain anonymous, it is not necessary that you give your name or position in any notification.  Whether you identify yourself or not, in order that a proper investigation can be conducted, please give as much information as you can, sufficient to do a proper investigation, including where and when the incident occurred, names and titles of the individuals involved and as much other detail as you can provide.

D.	Policy Against Retaliation

The Company will not permit any negative or adverse actions to be taken against any Associate who in good faith reports a possible violation of this Code of Ethics, including any concerns regarding questionable accounting or auditing matters, even if the report is mistaken, or against any Associate who assists in the investigation of a reported violation.  Retaliation in any form will not be tolerated.  Any act of alleged retaliation should be reported immediately and will be promptly investigated.